UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On April 20, 2026, Swvl Holdings Corp (“Swvl”) issued a press release titled: “Swvl Announces FY 2025 Results; Revenue Up 41% to $24.2 million; Net Income $1.3 million; NDR of 128%; GCC Revenue Up 122%.” A copy of this press release is furnished herewith as Exhibit 99.1.

On April 20, 2026, Swvl also made available an investor presentation on its website. A copy of the investor presentation is furnished herewith as Exhibit 99.2

The sections titled “FY 2025 Financial Highlights”, “Summary”, “Revenue Performance”, “Regional Performance”, “Operating Expense Discipline”, “Balance Sheet and Liquidity” and “Forward-Looking Statements” in the press release are incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-279918) and Form S-8 (Registration No. 333-265464) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release titled: “Swvl Announces FY 2025 Results; Revenue Up 41% to $24.2 million; Net Income $1.3 million; NDR of 128%; GCC Revenue Up 122%.”
99.2	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: April 20, 2026	By:	/s/ Mostafa Kandil
	Name:	Mostafa Kandil
	Title:	Chief Executive Officer